FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                       For the month of December, 2006
                              04 December, 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Holding(s) in Company released on 04 December, 2006



                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

British Sky Broadcasting Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary shares of 50p each

10. Date of transaction

29.11.06

11. Date company informed

04.12.06

12. Total holding following this notification

Unknown

13. Total percentage holding of issued class following this notification

Unknown

14. Any additional information

Barclays PLC informed the Company on 4 December 2006 that as at 29 November 2006 it no longer has a notifiable interest in the share capital of the Company

15. Name of contact and telephone number for queries

Alex White 020 7705 3081

16. Name and signature of authorised company official responsible for making this notification

Chris Taylor

Date of notification

4 December 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 04 December, 2006                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary